Adopted: April 19, 2005
Last Amended: September 16, 2025

M&T BANK CORPORATION
INSIDER TRADING POLICY
_______________________

    This Insider Trading Policy (this “Policy”) of M&T Bank Corporation and its subsidiaries (collectively referred to as “M&T”) is designed to promote compliance with federal and state securities laws and to protect M&T, as well as its representatives, from the very serious liabilities and penalties that can result from violations of these laws. The federal and state securities laws prohibit the purchase or sale of securities by persons who possess material, nonpublic information (“MNPI”), as well as the unauthorized disclosure of such information to others. (The definition of “material information” is discussed below.) The consequences of insider trading violations can be severe. Under current laws, individuals who trade on MNPI (or tip MNPI to others) can be liable for a civil penalty of up to three times the profit gained or loss avoided, a criminal fine (no matter how small the profit) of up to $5 million and a jail term of up to twenty years. Additionally, M&T and certain of its supervisory officers could be subject to penalties for violations of the laws.
    These penalties, and any U.S. Securities and Exchange Commission (“SEC”), law enforcement authority or any Self-Regulatory Organization (“SRO”) investigation into alleged violations, can seriously harm M&T and the affected individuals, even if the investigation does not result in an enforcement action or prosecution. The Board of Directors of M&T Bank Corporation (the “Board of Directors”) has adopted this Policy both to help satisfy M&T’s obligation to prevent insider trading and to help you avoid the severe consequences associated with violations of the insider trading laws.
    This Policy is also intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with M&T or its affiliates. You are responsible for ensuring that you do not violate securities laws or this Policy. Failure to comply with this Policy may subject the violator to M&T-imposed sanctions, including dismissal for cause, whether or not the failure to comply results in a violation of law.
General Restrictions

No Trading While in Possession of MNPI. No director, officer or employee may “trade” (as defined below) any securities of M&T when he or she is in possession of MNPI about M&T, as further explained below. If you have knowledge of material information about M&T and such information is not generally known by the public, then you must not trade any securities of M&T until such information becomes public.

If you are unsure whether the information you have is material or nonpublic, you should not trade any securities of M&T until you have spoken with M&T’s Chief Legal Officer, a Deputy General Counsel or a member of the Corporate Group in M&T’s Legal Department. You are expressly prohibited from making information public so that you can purchase or sell securities of M&T, and nonpublic information may only be disclosed in accordance with applicable policies and procedures of M&T by authorized persons executing their responsibilities

Adopted: April 19, 2005
Last Amended: September 16, 2025

on behalf of M&T. (For more information, see M&T’s Investor Relations Disclosure and Regulation FD Policy.)

Securities of Other Companies. The restrictions on trading while in possession of MNPI are not limited to trading in securities of M&T. They also include trading in the securities of other companies about which you may receive information in connection with your role at M&T, such as customers of or suppliers to M&T, or their subsidiaries and affiliates, companies with which M&T or its affiliates may be negotiating certain transactions, such as an acquisition, joint venture, investment or sale, and direct competitors of M&T. Information that is not material to M&T may nevertheless be material to one of those other companies, and information that is material to M&T may also be material to one of those other companies. Therefore, if you have knowledge of MNPI about such a company, you may not trade in such other company’s securities.

Transactions by M&T. M&T may not conduct or execute any transactions involving M&T securities while in possession of MNPI concerning M&T, provided that this restriction does not apply to transactions pursuant to pre-authorized trading plans or arrangements (“Trading Plans”) for trading securities that comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (“Rule 10b5-1”).

Adopted: April 19, 2005
Last Amended: September 16, 2025

    Definition of “Trading.” Trading includes all purchases, sales, pledges and other transfers, including gifts, of any kind of any type of securities, including stocks, bonds, debentures, options, puts, calls and other securities, in the open market or otherwise. Trades made under M&T’s employee benefit plans are also covered by this Policy. Accordingly, you are prohibited from making or changing your investment election, or withdrawing funds, with respect to M&T Bank Corporation common stock or phantom common stock units held through the M&T Bank Corporation Retirement Savings Plan (“401(k) Plan”) or the M&T Bank Corporation Supplemental Retirement Savings Plan (“Supplemental 401(k) Plan”), changing your investment election with respect to M&T Bank Corporation common stock or phantom common stock units held through the M&T Bank Corporation Deferred Bonus Plan or any other deferral plans (“Deferred Compensation Plans”), or selling M&T Bank Corporation common stock acquired under the M&T Bank Corporation Employee Stock Purchase Plan (“ESPP”), while you are in possession of MNPI with respect to M&T. However, if subsequent to making an investment election you come into possession of MNPI with respect to M&T, you may continue to purchase M&T Bank Corporation common stock or phantom common stock units pursuant to that previously-made investment election under any of the foregoing employee benefit plans.
    With respect to the M&T Bank Corporation 2019 Equity Incentive Compensation Plan, as amended and restated from time to time, or any previous, successor or similar stock option or equity compensation plan providing for the issuance of stock-based awards is adopted, assumed or maintained by M&T (collectively, “Equity Compensation Plans”), although you may receive a grant of a stock option, restricted stock, performance share, or other stock-based award or exercise a stock option while in possession of MNPI about M&T, you may not sell underlying shares or previously-acquired shares of M&T Bank Corporation common stock if you possess such information. This includes any sale of shares that is designed to pay the exercise price or any applicable taxes in connection with the exercise of a stock option or the vesting of restricted stock or performance shares, unless the sale is pursuant to an election made upon grant or when you did not possess MNPI, is mandatory under the terms of the applicable Equity Compensation Plan, or is pursuant to a Rule 10b5-1 Trading Plan.
    Definition of “Material Information.” There is no bright-line test as to what constitutes “material” information, and the SEC staff has rejected the use of quantitative tests (e.g., 5% of pretax income, revenue, earnings or assets) as the sole determinant of materiality. Nevertheless, information is generally considered material if a reasonable investor would consider the information important in deciding whether to buy, hold or sell securities. Depending on the applicable facts and circumstances, such information may include, but is not limited to, the following:
1.    financial condition, results of operations or cash flows, especially where such information varies from the expectations of the investment community;
2.    projections or forecasts of future earnings or losses or other forms of forward-looking guidance, especially where such information varies from the expectations of the investment community;

Adopted: April 19, 2005
Last Amended: September 16, 2025

3.    pending or proposed mergers, acquisitions, divestitures, tender offers, joint ventures, or significant sales of assets, divisions or the disposition of a significant subsidiary;
4.    new products or developments, major marketing changes and changes regarding customers or suppliers;
5.    changes in control, in management or major changes in personnel;
6.    change in auditors or auditor notification that the company may no longer rely on an auditor’s report;
7.    events regarding a company’s stock or other securities, such as calls of securities for redemption, repurchase plans, stock splits or changes in dividends, changes to the rights of security holders, and public and private sales of additional securities;
8.    litigation, or government or regulatory investigations, communications with, or events or changes regarding an entity’s relationship with its regulators or SROs (including the SEC, FINRA and the NYSE or other stock exchange), the impact of the regulatory examination process, or the failure to satisfy the requirements of any commitments or written agreements with regulatory agencies;
9.    changes in an entity’s credit ratings or of any of its subsidiaries or affiliates; and
10.    financial liquidity problems, bankruptcies or receiverships.
    The materiality of information is determined on a case-by-case basis and is dependent upon all the circumstances surrounding the information. Either good news or bad news may be material. All securities transactions will be viewed after the fact. As a result, before engaging in any transaction, you should carefully consider how people might view your transaction in hindsight. Caution is important and you should not trade if you are unsure whether there is a problem. If you have any questions, you should contact M&T’s Chief Legal Officer, a Deputy General Counsel or a member of the Corporate Group in M&T’s Legal Department.
All information that you learn in the course of working for M&T about M&T or its affiliates, or about its customers, suppliers or other companies, including business and strategic plans, in connection with your employment is potentially inside information until publicly disclosed. You should treat all such information as confidential and proprietary to M&T. You may not disclose it to others, such as family members, relatives, or business or social acquaintances, who do not need to know it for legitimate M&T business reasons. If this nonpublic information is also “material,” you are required by law and this Policy to refrain from trading and from passing the information on to others who may trade.
        Inadvertent Disclosure.    If MNPI is inadvertently disclosed outside of M&T, no matter what the circumstances, by any officer or employee of M&T, the person making or discovering that disclosure should immediately report the facts to the M&T Legal Department.

Adopted: April 19, 2005
Last Amended: September 16, 2025

    When Information is Public. If you are aware of MNPI, you may not trade until the information has been disclosed broadly to the marketplace (such as by press release) and the investing public has had time to absorb the information fully. To avoid the appearance of impropriety, you should not enter a trade until at least 24 hours after material information is released publicly (which 24-hour period should include at least one full trading day (i.e., a day on which the New York Stock Exchange is open for trading)). For example, if an announcement is made on a Monday at 9:00 a.m., then Tuesday after 9:00 a.m. generally would be the first time at which you could trade, and if an announcement is made on a Friday at 4:30 p.m., then Tuesday at 9:00 a.m. generally would be the first time at which you could trade (assuming the New York Stock Exchange is open for trading on that intervening Monday).
Transactions By “Related Parties.”    Restrictions on insider trading apply to members of your immediate family (spouse, siblings, parents and children) who live in your personal household, as well as to you. You are expected to be responsible for the compliance of the members of your immediate family who live in your personal household. You are also expected to be responsible for compliance with this Policy by any trust or estate with respect to which you or a member of your immediate family living in your personal household is a settlor, beneficiary, trustee, executor or the like; any partnership in which you or a member of your immediate family living in your personal household is a general partner; any company in which you or a member of your immediate family living in your personal household, either singly or together, own a controlling interest; and any trust, corporation, charitable organization, or other firm, entity or group where you or a member of your immediate family living in your personal household has or shares with others the power to decide whether to buy or sell securities (these entities, together with your spouse, siblings, parents and children living in your personal household, are referred to as “Related Parties”).

Furthermore, when you are prohibited from trading securities of M&T (or another company) because you possess MNPI, you may not have any other person purchase or sell such securities on your behalf, or disclose the information to any person except such persons as provided under this Policy. The same prohibition applies if there is a blackout period applicable to you (as discussed below). Any purchases or sales made by another person on your behalf will be attributed to you. For example, trades in shares of M&T Bank Corporation common stock held in street name in your account or for your benefit at a brokerage firm are prohibited if you otherwise are prohibited from purchasing or selling securities of M&T.

    Prohibition Against “Tipping.” In addition, if you disclose MNPI about M&T to another person and that person trades in securities of M&T, both you and the other person will be liable. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, whether or not you personally derive any benefit from another’s actions. Such tipping is prohibited by this Policy. As with other restrictions in this Policy, the prohibition on tipping also includes tipping the securities of other companies about which you may receive information in connection with your role at M&T, not only securities of M&T.

Adopted: April 19, 2005
Last Amended: September 16, 2025

    Post-Termination Transactions. The prohibitions on trading continue to apply to transactions in securities of M&T even after your term on the Board of Directors or your employment has terminated for any reason. If you are in possession of MNPI at the time of such termination, you may not trade in securities of M&T until that information has become public or is no longer material.
Trading Window and Blackout Periods
    Quarterly Trading Window Periods. Directors, executive officers and “Restricted Employees” (described below) and their Related Parties may, subject to the foregoing limitations and unless informed to the contrary, only trade in M&T Bank Corporation common stock or other M&T securities during the period commencing 24 hours after the release of quarterly or annual earnings (which 24-hour period must include at least one full trading day (i.e., a day on which the New York Stock Exchange is open for trading)) and ending on the fifteenth day of the last month of the applicable fiscal quarter, or if the fifteenth day of the last month of the applicable fiscal quarter is not a business day, then the last business day preceding the fifteenth day of the last month of the applicable fiscal quarter. For example, if an earnings release is made on a Monday in January at 9:00 a.m., the trading window would generally commence on Tuesday after 9:00 a.m. and would end on March 15th, provided such day was a business day. If March 15th fell on a Saturday, the trading window would end on March 14th, the last preceding business day. Similarly, if an earnings release were made on a Friday at 4:30 p.m. in January and the following Monday was a New York Stock Exchange holiday, the trading window would not commence until the market opens on Wednesday.
    “Restricted Employees” refers to all members of Senior Management of M&T, which consists of all Executive Vice Presidents and above, as well as any other employees who have been separately informed of this fact.
    Other Trading Window Periods. In addition, from time to time, M&T may determine that trading in M&T Bank Corporation common stock or other M&T securities is inappropriate for certain individuals even during the established window period and, accordingly, may “close” the window period at any time for such individuals. You may receive notice of any modification of the window period policy or of any prohibition on trading during the established window period, which information by itself may constitute MNPI. You should remember that, even if the window is otherwise open for someone else, you cannot trade if you are in possession of MNPI.

Adopted: April 19, 2005
Last Amended: September 16, 2025

    Equity Awards and Deferred Compensation. The exercise of previously granted M&T employee stock options is not subject to this trading window unless there is a corresponding open-market sale of the underlying securities which is subject to the trading window. You may exercise your options and hold the stock at any time, even when the window is otherwise closed, if you pay the exercise price and any applicable income tax liability (i) with cash, (ii) by delivering or otherwise transferring any shares of M&T Bank Corporation common stock (including shares underlying the stock option or previously-acquired shares), or (iii) a combination thereof, provided that such payment is made in accordance with the procedures established by M&T through the third-party administrator of the Equity Compensation Plans. Likewise, you may cover applicable income taxes upon the vesting of restricted stock, performance shares or other stock-based awards with shares of M&T Bank Corporation common stock in accordance with the procedures established by M&T through the third-party administrator of the Equity Compensation Plans. Further, in the event an option is not exercised prior to the expiration of its term, the option will be automatically exercised, provided the Fair Market Value of the option exceeds the exercise price, and M&T, through the third-party administrator of the Equity Compensation Plans, will retain enough shares to cover the exercise price and the applicable income tax liability and will issue the net shares to you. You should contact M&T’s Chief Legal Officer, a Deputy General Counsel or a member of the Corporate Group in M&T’s Legal Department for guidance.
    As indicated above, if you possess MNPI about M&T or its affiliates, you may not sell any underlying shares or previously-acquired shares of M&T Bank Corporation common stock, including to pay the exercise price or any applicable taxes in connection with a stock-based award, unless the sale is pursuant to an election made upon grant or when you did not possess MNPI, is mandatory under the terms of the applicable Equity Compensation Plan, or is pursuant to a Rule 10b5-1 Trading Plan.
    Elections to transfer into or out of M&T Bank Corporation common stock or phantom common stock units held through the 401(k) Plan, the Supplemental 401(k) Plan, or any Deferred Compensation Plan, the sale of M&T Bank Corporation common stock in connection with the exercise of stock options or vesting of restricted stock, performance shares or other stock-based awards under the Equity Compensation Plans, or the sale of M&T Bank Corporation common stock acquired under the ESPP may be made only when the window is open and you are not in possession of MNPI.
    Gifting by Directors, Executive Officers and Restricted Employees. Directors, executive officers and Restricted Employees should limit the gifting of M&T securities to open trading window periods. In limited circumstances, such as estate-planning transactions at the end of the fiscal year, the gifting of M&T securities may be made during a closed trading window, provided the director, executive officer or Restricted Employee is not directing the sale or other disposition of such shares by the recipient of the gift, and the director, executive officer or Restricted Employee is not also in possession of MNPI. You should contact M&T’s Chief Legal Officer, a Deputy General Counsel or a member of the Corporate Group in M&T’s Legal Department for guidance.

Adopted: April 19, 2005
Last Amended: September 16, 2025

    Other Employees and Related Parties. With the exception of directors, executive officers and Restricted Employees, employees of M&T and their Related Parties are not required to limit their transactions in M&T Bank Corporation common stock or other securities to the open window periods, unless notified otherwise. However, all persons who trade securities have personal responsibility for compliance with the securities laws. If you become aware of MNPI regarding M&T, this Policy requires that you not trade until after that information becomes public; and moreover, you may incur substantial personal legal liability as outlined above if you do.
     Blackout Periods Under the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 and SEC Regulation BTR (Blackout Trading Restriction) also impose limitations on the ability of directors and executive officers to trade shares of M&T Bank Corporation common stock or other securities acquired in connection with his or her service or employment as a director or executive officer during so-called “401(k) blackout periods.” In general, transfers of securities by directors and executive officers will be prohibited, and M&T will initiate and notify you of a blackout period, if participants in the 401(k) Plan are not able to trade M&T Bank Corporation common stock for any period of more than 3 consecutive business days. Violations of these provisions, even if unintentional, can result in the disgorgement of any profit (or deemed profit from losses avoided) resulting from the prohibited trading.
10b5-1 Trading Plans or Arrangements
        Rule 10b5-1 Trading Plan Requirements. In certain instances, M&T’s directors, officers and employees may be permitted to effect transactions in securities of M&T during certain blackout periods or while in possession of MNPI if such transactions are made pursuant to Rule 10b5-1 Trading Plans. Rule 10b5-1 requires that these transactions be made pursuant to a plan that was established while the person was not in possession of MNPI, and the plan must also comply with all other requirements of Rule 10b5-1, including additional requirements for directors and executive officers. SEC rules also require public disclosure of Trading Plans of directors and executive officers.
    Mandatory Review of Trading Plans. Rule 10b5-1 Trading Plans must be entered into or amended only during an open window period and only if M&T has not imposed any additional blackout period during that time. The M&T Legal Department must review and approve any such Trading Plan prior to its effectiveness, as well as any proposed modifications to a Trading Plan prior to the effectiveness of any such modification. The approval of any such Trading Plan or modification thereto will be at the sole discretion of the M&T Legal Department. Anyone seeking to establish a Trading Plan should contact M&T’s Chief Legal Officer, a Deputy General Counsel or a member of the Corporate Group of M&T‘s Legal Department. The acceptance by the M&T Legal Department of a Trading Plan does not, however, mean that it automatically meets the requirements of Rule 10b5-1 or that persons adopting such Trading Plans will be insulated from insider trading liability; it is the responsibility of the individual to ensure compliance with insider trading laws and regulations, including Rule 10b5-1.
Section 16 Compliance

Adopted: April 19, 2005
Last Amended: September 16, 2025

        Mandatory Pre-Clearance of Certain Trading. Reporting obligations under Section 16(a) of the Securities Exchange Act of 1934, as amended, require directors and executive officers to file a Form 4 with the SEC before the end of the second business day following most transactions in securities of M&T. To help ensure compliance with this requirement, and to verify that trading by such individuals is not inadvertently conducted during a closed trading window or during a blackout period, all directors and executive officers of M&T subject to such reporting obligations must obtain clearance from the M&T Legal Department prior to each trade or gift they make in securities of M&T (and before implementing a Trading Plan that has been approved by the M&T Legal Department). The pre-clearance request should be made at least two days in advance of the proposed transaction and follow the pre-clearance procedures.
    Additional Pre-Clearance Guidance. As needed, and upon notice to the directors and executive officers, the M&T Legal Department may interpret and set forth guidelines for pre-clearance. In addition, M&T may find it necessary, from time to time, to require compliance with the pre-clearance process from certain employees other than and in addition to executive officers. M&T will notify each such individual of the need to comply with the pre-clearance process.
    Short-Swing Transaction Restrictions. Directors and executive officers of M&T must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16(b) of the Securities Exchange Act of 1934, as amended. The practical effect of these provisions is that executive officers and directors who purchase and sell or sell and purchase M&T Bank Corporation common stock within a six-month period must disgorge all profits (including deemed profits from losses avoided) to M&T whether or not they had knowledge of any MNPI.
Anti-Hedging and Anti-Pledging Policy
    Hedging and Short-Term Trading. It is M&T policy to prohibit all directors, officers and employees from engaging in any transactions that are designed to hedge or offset a decrease in the market value of M&T securities or in any form of short-term trading in M&T’s securities, regardless of whether you possess MNPI relating to M&T. Such prohibited short-term trading transactions include those involving exchange-traded options or over-the-counter options, or other derivatives, and short sales, as well as any other form of short-term, speculative trading in M&T securities. This short-term trading prohibition does not cover transactions under the Equity Compensation Plans or the ESPP, or where such transactions are utilized in connection with approved Trading Plans (as defined above). Such prohibited hedging transactions include those involving prepaid variable forward contracts, equity swaps, collars and exchange funds or other derivatives that are designed to hedge or offset a decrease in the market value of M&T securities.
    Pledging—Directors and Executive Officers. Directors and executive officers are prohibited from holding M&T securities in a margin account, borrowing against any account in which M&T securities are held, or pledging M&T securities as collateral for a loan or other indebtedness (each, a “pledging transaction”), except in the following limited circumstances:

Adopted: April 19, 2005
Last Amended: September 16, 2025

(1) the director or executive officer may only pledge shares that he or she holds in excess of M&T’s applicable stock ownership requirements; (2) the director or executive officer must have the financial capacity and the ability to repay the loan or margin call without resorting to the pledged securities; and (3) in the case of an executive officer, prior to any pledging transaction, the executive officer must consult with M&T’s Chief Legal Officer to review and confirm compliance with this Policy. Any decision by a director to engage in a pledging transaction must be reported to the Nomination and Governance Committee (the “N&G Committee”) and the Chairman of the Board of Directors, and any decision by an executive officer to engage in a pledging transaction must be reported to the N&G Committee and the Chief Executive Officer. Pursuant to SEC rules, any shares pledged by a “Named Executive Officer” (as defined under such rules) will be disclosed in M&T Bank Corporation’s proxy statement.
    Pledging—Other Employees. All employees, including executive officers, should exercise caution when considering to engage in a pledging transaction. Securities held in a margin account may be sold by the broker without your consent if you fail to meet a margin call. Similarly, securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. A margin sale or foreclosure sale may occur at a time when you are aware of MNPI or at another time when you are not permitted to trade in securities of M&T. An employee who wishes to pledge M&T securities as collateral for a loan or to hold such stock in a margin account should have the financial capacity and the ability to repay the loan or margin call without resorting to the pledged securities.
Policy Administration
    No Exceptions. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception to this Policy, and violations of this Policy may result in dismissal for cause, whether or not the failure to comply results in a violation of law or the imposition of monetary penalties against such director, officer or employee of M&T. The fact that an employee may have relied on other factors in purchasing or selling securities while in possession of MNPI is also not an exception. It is no excuse that the employee (i) would have traded anyway, (ii) considered himself/herself under a duty (for example, as a trustee) to trade or to disclose information, or (iii) did not intend to defraud anyone.
    Inquiries. The potential consequences of unlawful trading or tipping are severe. Therefore, you should immediately contact M&T’s Chief Legal Officer, a Deputy General Counsel or a member of the Corporate Group in M&T’s Legal Department in the event that you have any questions about this Policy or believe that someone may have improperly attempted to provide you with MNPI or attempted to obtain MNPI from you in connection with the securities of M&T.
    Review and Amendment. The Board of Directors shall have the right and authority at any time, and from time to time, to amend this Policy, in whole or in part, in accordance with applicable law, regulation or best practices. The N&G Committee shall review this Policy at least annually and recommend changes, if any, to the Board of Directors for final approval.